As filed with the Securities and Exchange Commission on March 8, 2018
================================================================================
                                                    1933 Act File No. 333-217580
                                                     1940 Act File No. 811-21549


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2

(Check appropriate box or boxes)

[X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]  Pre-Effective Amendment No. __
[X]  Post-Effective Amendment No. 4

and

[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]  Amendment No. 37


                   First Trust Energy Income and Growth Fund
         Exact Name of Registrant as Specified in Declaration of Trust


            10 Westport Road, Suite C101a, Wilton, Connecticut 06897
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)


                                 (630) 765-8000
               Registrant's Telephone Number, including Area Code


                             W. Scott Jardine, Esq.
                          First Trust Portfolios L.P.
                       120 East Liberty Drive, Suite 400
                            Wheaton, Illinois 60187

 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service


                          Copies of Communications to:

                               Eric F. Fess, Esq.
                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement

---------------

     If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

     This Post-Effective Amendment No. 4 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

     This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-217580) of First Trust Energy Income and Growth Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement.

                           PART C - OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.    Financial Statements:

     The Registrant's audited financial statements, notes to the financial statements and the report of independent public accounting firm thereon have been incorporated into Part B of the Registration Statement by reference to Registrant's Annual Report for the fiscal year ended November 30, 2017 contained in its Form N-CSR, as described in the statement of additional information.

2.    Exhibits:

a.    Declaration of Trust dated March 25, 2004. (1)

a.2   Amendment to Declaration of Trust dated November 10, 2008. (10)

a.3   Amendment to Declaration of Trust dated November 10, 2011. (10)

a.4   Amendment to Declaration of Trust dated March 13, 2012. (10)

b.    Amended and Restated By-Laws of Fund. (6)

c.    None.

d.    Form of Share Certificate. (2)

e.    Terms and Conditions of the Dividend Reinvestment Plan. (2)

f.    None.

g.1 Investment Management Agreement between Registrant and First Trust Advisors L.P. (9)

g.2 Sub-Advisory Agreement between Registrant, First Trust Advisors L.P. and Energy Income Partners, LLC. (9)

h.1   Form of Underwriting Agreement.*

h.2   Form of Sales Agreement. (16)

i.    None.

j.    Custodian Services Agreement. (3)

k.1   Transfer Agency Services Agreement. (3)

k.2   Administration and Accounting Services Agreement. (3)

k.3   Committed Facility Agreement dated January 23, 2009. (7)

k.4   Amendment to Committed Facility Agreement dated March 2, 2010. (14)

k.5   Amended and Restated Committed Facility Agreement dated July 24,
      2013. (16)

k.6 Second Amended and Restated Committed Facility Agreement dated October 8, 2013. (16)

k.7 First Amendment to Second Amended and Restated Committed Facility Agreement dated June 12, 2014. (16)

k.8 Third Amendment to Second Amended and Restated Committed Facility Agreement dated March 18, 2016. (16)

k.9 Fifth Amendment to Second Amended and Restated Committed Facility Agreement dated November 1, 2017. *

l.1   Opinion and consent of Chapman and Cutler LLP. (16)

l.2   Opinion and consent of Chapman and Cutler LLP. **

l.3   Opinion and consent of Morgan, Lewis & Bockius LLP. (16)

l.4   Opinion and consent of Morgan, Lewis & Bockius LLP. **

m.    None.

n.    Consent of Independent Registered Public Accounting Firm.**

o.    None.

p.    Subscription Agreement between Registrant and First Trust Advisors
      L.P. (3)

q.    None.

r.1   Code of Ethics of Registrant. (4)

r.2   Code of Ethics of First Trust Portfolios L.P. (11)

r.3   Code of Ethics of First Trust Advisors L.P. (11)

r.4.  Code of Ethics of Energy Income Partners, LLC. (5)

s.    Powers of Attorney. (15)

----------------------------

(1) Filed on April 1, 2004 as Exhibit a. to Registrant's Registration Statement on Form N-2 (File No. 333-114131) and incorporated herein by reference.

(2) Filed on June 24, 2004 in Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (File No. 333-114131) and incorporated herein by reference.

(3) Filed on November 30, 2004 in Registrant's Registrations Statement on Form N-2 (File No. 333-120853) and incorporated herein by reference.

(4) Filed on February 10, 2006 in Registrant's Registration Statement on Form N-2 (File No. 333-131771) and incorporated herein by reference.

(5) Filed on October 14, 2008 in Registrant's Registration Statement on Form N-2 (File No. 333-154254) and incorporated herein by reference.

(6) Filed on January 29, 2007 in Registrant's Annual Report on Form NSAR-B (File No. 811-21529) and incorporated herein by reference.

(7) Filed on March 16, 2009 in Registrant's Registration Statement on Form N-2 (File No. 333-154254) and incorporated herein by reference.

(8) Filed on May 19, 2009 in Registrant's Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-154254) and incorporated herein by reference.

(9) Filed on March 2, 2012 in Registrant's Registration Statement on Form N-2 (File No. 333-179878) and incorporated herein by reference.

(10) Filed on April 18, 2012 in Registrant's Registration Statement on Form N-2 (File No. 333-179878) and incorporated herein by reference.

(11) Filed on March 12, 2013 in Registrant's Registration Statement on Form N-2 (File No. 333-187192) and incorporated herein by reference.

(12) Filed on April 22, 2013 in Registrant's Registration Statement of Form N-2 (File No. 333-187192) and incorporated herein by reference.

(13) Filed on April 30, 2013 in Registrant's Registration Statement on Form N-2 (File No. 333-187192) and incorporated herein by reference.

(14) Filed on September 23, 2013 in Registrant's Post-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-187192) and incorporated herein by reference.

(15) Filed on May 2, 2017 as Exhibit s. to Registrant's Registration Statement on Form N-2 (File No. 333-217580) and incorporated herein by reference.

(16) Filed on June 19, 2017 in Registrant's Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-217580) and incorporated herein by reference.

*     To be filed by amendment.

**    Filed herewith.

--------------------------------------------------------------------------------

Item 26: Marketing Arrangements

     The information contained under the heading "Plan of Distribution" contained in Registrant's Prospectus, filed as Part A of Registrant's Registration Statement on March 1, 2018 is incorporated by reference herein.

     The information contained in the Sales Agreement among the Registrant, First Trust Advisors L.P., Energy Income Partners, LLC and JonesTrading Institutional Services LLC for the Registrant's common shares of beneficial interest, filed on June 19, 2017 as Exhibit h.2 to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-217580), is incorporated by reference herein.

Item 27:  Other Expenses of Issuance and Distribution

---------------------------------------------------------- --------------------
Securities and Exchange Commission Fees                    $ 16,950
---------------------------------------------------------- --------------------
Financial Industry Regulatory Authority, Inc. Fees         $ 22,433
---------------------------------------------------------- --------------------
Printing and Engraving Expenses                            $ 13,250
---------------------------------------------------------- --------------------
Legal Fees                                                 $234,173
---------------------------------------------------------- --------------------
Listing Fees                                               $     --
---------------------------------------------------------- --------------------
Accounting Expenses                                        $ 35,500
---------------------------------------------------------- --------------------
Blue Sky Filing Fees and Expenses                          $     --
---------------------------------------------------------- --------------------
Miscellaneous Expenses                                     $    120
---------------------------------------------------------- --------------------
Total                                                      $322,426
---------------------------------------------------------- --------------------


Item 28: Persons Controlled by or under Common Control with Registrant

     Not applicable.


Item 29:  Number of Holders of Securities


     At November 30, 2017

------------------------------------------------- -----------------------------
Title of Class                                    Number of Record Holders
------------------------------------------------- -----------------------------
Common Shares, $0.01 par value                    19,548
------------------------------------------------- -----------------------------

Item 30: Indemnification

Section 5.3 of the Registrant's Declaration of Trust provides as follows:

(a) Subject to the exceptions and limitations contained in paragraph (b) below:

     (i) every person who is or has been a Trustee or officer of the Trust (hereinafter referred to as a "Covered Person") shall be indemnified by the Trust against all liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which that individual becomes involved as a party or otherwise by virtue of being or having been a Trustee or officer and against amounts paid or incurred by that individual in the settlement thereof; and

     (ii) the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement or compromise, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:

     (i) against any liability to the Trust or the Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that the Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that individual's office;

     (ii) with respect to any matter as to which the Covered Person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that that individual's action was in the best interest of the Trust; or

     (iii) in the event of a settlement involving a payment by a Trustee, Trustee Emeritus or officer or other disposition not involving a final adjudication as provided in paragraph (b)(i) or (b)(ii) above resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that individual's office by the court or other body approving the settlement or other disposition or by a reasonable determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that that individual did not engage in such conduct:

         (A) by vote of a majority of the Disinterested Trustees (as defined below) acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

         (B) by written opinion of (i) the then-current legal counsel to the Trustees who are not Interested Persons of the Trust or (ii) other legal counsel chosen by a majority of the Disinterested Trustees (or if there are no Disinterested Trustees with respect to the matter in question, by a majority of the Trustees who are not Interested Persons of the Trust) and determined by them in their reasonable judgment to be independent.

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such person. Nothing contained herein shall limit the Trust from entering into other insurance arrangements or affect any rights to indemnification to which Trust personnel, including Covered Persons, may be entitled by contract or otherwise under law.

(d) Expenses of preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this Section
5.3 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the Covered Person to repay such amount if it is ultimately determined that the Covered Person is not entitled to indemnification under this Section 5.3, provided that either:

     (i) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

     (ii) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or legal counsel meeting the requirement in Section 5.3(b)(iii)(B) above in a written opinion, shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

As used in this Section 5.3, a "Disinterested Trustee" is one (i) who is not an "Interested Person" of the Trust (including anyone who has been exempted from being an "Interested Person" by any rule, regulation or order of the Commission), and (ii) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or had been pending.

(e) With respect to any such determination or opinion referred to in clause
(b)(iii) above or clause (d)(ii) above, a rebuttable presumption shall be afforded that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office in accordance with pronouncements of the Commission.

Section 9 of the Form of Sales Agreement previously filed as Exhibit h.2 to this Registration Statement provides for each of the parties thereto, including the Registrant and the underwriters, to indemnify the others, their Trustees, directors, certain of their officers, Trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be available to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant's expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


Item 31: Business and Other Connections of Investment Advisers

The information in the Statement of Additional Information under the captions "Management of the Fund - Trustees and Officers" and "Sub-Advisor," and the Form ADV of Energy Income Partners, LLC (File No. 801-66907) filed with the Commission are hereby incorporated by reference.


Item 32: Location of Accounts and Records.

First Trust Advisors L.P. maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant, all advisory material of the investment adviser, all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records.


Item 33: Management Services

     Not applicable.


Item 34: Undertakings

1.   Not applicable.


2.   Not applicable.


3.   Not applicable.


4. The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
     Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this Registration Statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is art of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

     The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.   The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the Securities Act of 1933 and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Wheaton, and State of Illinois, on the 8th day of March, 2018.

                                     FIRST TRUST ENERGY INCOME AND GROWTH FUND


                                     By: /s/ James M. Dykas
                                         ------------------------------------
                                         James M. Dykas, President and
                                         Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

---------------------  ---------------------------------  --------------------
Signature              Title                              Date
---------------------  ---------------------------------  --------------------

/s/ James M. Dykas     President and Chief Executive      March 8, 2018
--------------------   Officer (Principal
 James M. Dykas        Executive Officer)

---------------------  ---------------------------------  --------------------

/s/ Donald P. Swade    Chief Financial Officer, Chief     March 8, 2018
--------------------   Accounting Officer and
 Donald P. Swade       Treasurer (Principal Financial
                       and Accounting Officer)


----------------------- ------------------------- ----------------------------
James A. Bowen(1)       Chairman of the Board    )
                        and Trustee              )
----------------------- ------------------------ )
Richard E. Erickson(1)  Trustee                  ) By:  /s/ W. Scott Jardine
----------------------- ------------------------ )      ---------------------
Thomas R. Kadlec(1)     Trustee                  )      W. Scott Jardine
----------------------- ------------------------ )      Attorney-In-Fact
Robert F. Keith(1)      Trustee                  )      March 8, 2018
----------------------- ------------------------ )
Niel B. Nielson(1)      Trustee                  )
----------------------- ------------------------- ----------------------------

---------------

(1) Original powers of attorney authorizing W. Scott Jardine, James M. Dykas, Eric F. Fess and Kristi A. Maher to execute Registrant's Registration Statement, and Amendments thereto, for each of the trustees of the Registrant on whose behalf this Registration Statement is filed, were previously executed and filed on May 2, 2017 as an Exhibit to the Registrant's Registration Statement on Form N-2 (File No. 333-217580).

                               INDEX TO EXHIBITS


l.2   Opinion and consent of Chapman and Cutler LLP.

l.4   Opinion and consent of Morgan, Lewis & Bockius LLP.

n.    Consent of Independent Registered Public Accounting Firm.